Matthew T. Browne (858) 550-6045 mbrowne@cooley.com	VIA EDGAR
March 5, 2010
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 4720
Washington, D.C. 20549

Re:	Cypress Bioscience, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Definitive Proxy Statement on Schedule 14A filed on April 30, 2009
Form 10-Q for the Quarterly Period Ended June 30, 2009
File No. 0-12943
Ladies and Gentlemen:
On behalf of Cypress Bioscience, Inc. (the “Company”) this letter is being transmitted in response to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by supplemental letter dated January 25, 2010 (the “Supplemental Letter”), with respect to the Company’s (i) Annual Report on Form 10-K for the fiscal year ended December 31, 2008 (the “10-K”), (ii) Definitive Proxy Statement on Schedule 14A filed on April 30, 2009 and (iii) Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2009 (the “10-Q”). The Supplemental Letter from the Commission was received in response to the Company’s response letter dated November 20, 2009 (the “Original Response Letter”) responding to the first letter from the Commission sent to the Company on November 2, 2009. The numbering of the paragraphs below corresponds to the numbering of the comments, which for the Staff’s convenience, we have incorporated into this response letter.
Form 10-K for the Fiscal Year Ended December 31, 2008
Consolidated Financial Statements
4. Acquisition of Proprius, page F-12
1.	The proposed revisions appear to relate to acquired IPR&D by each of your segments. Please revise your disclosure to describe the projects and for each of your major projects, disclose the following information as previously requested under comment one:
•	Fair value as of the acquisition date;
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Mr. Jim B. Rosenberg
March 5, 2010
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•	The nature, timing and estimated costs of the efforts necessary to complete the projects, and the anticipated completion date;

•	Disclose significant appraisal assumptions, such as
•	The period in which material net cash inflows from the project is expected to commence;

•	Material anticipated changes from historical expense levels; and

•	The risk adjusted discount rate applied to each project’s cash flows.
•	Discuss in periods after the acquisition the status of efforts to complete the projects, and the impact of any delays on your expected investment return, results of operations and financial condition.
While we recognize that there are uncertainties relating to the information requested above, we believe that the estimates or the range of estimates you used in calculating the fair value of IPR&D should be disclosed.
Response:
As discussed telephonically between the Staff and the Company following the date of the Supplemental Letter, the Staff has determined that the Company’s current disclosure in the 10-K is adequate. The Company hereby advises the Staff that if it acquires any IPR&D in the future, to the extent required under applicable rules and regulations, it will disclose the relevant financial information on a project-by-project basis within its business segments.
Definitive Proxy Statement filed April 30, 2009
Executive Compensation, page 32
Compensation Discussion and Analysis, page 32
Bonus Plans, page 45
2009 Bonus Plan, page 47
2.	In response to our prior comment 5, you disclose that “our internal sales goals for Savella would signal to our competitors (in this case, Eli Lilly and Pfizer) our actual goals and would place us at a competitive disadvantage” and “our internal prescription and sales goals are also very proprietary to Cypress.” In order to receive confidential treatment for these targets, you must show that such disclosure will directly result in your competitors gaining access to highly sensitive information, e.g. break-even points or cost structures relating to specific products. Please provide us with a detailed analysis which supports your statements that the disclosure of these goals is competitively harmful. Please note that you may request confidential treatment for portions of your analysis pursuant to Rule 83. Alternatively, please confirm that in your 2010 proxy statement you will quantify each of the commercial objectives, including the
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Mr. Jim B. Rosenberg
March 5, 2010
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target sales, prescription goals and diagnostic unit sales for the Savella and the Avise product line.
Response:
The Company acknowledges that in describing its corporate goals under its 2009 Bonus Plan the Company disclosed the objectives related to the achievement of certain commercial objectives relating to target sales details, prescription goals and diagnostic unit sales established by the Company for Savella® and the Avise SM product line in a general way, without providing specific quantitative goals included in certain of the goals. More specifically, the Company described its second corporate goal under its 2009 Bonus Plan as follows:
“The second corporate objective relates to the achievement of certain commercial objectives relating to target sales details, prescription goals and diagnostic unit sales established by the Company for Savella® and the Avise SM product line.”
As a result, the Company’s disclosure did not include specific target sales details for Savella®, specific prescription goals for Savella® or specific diagnostic unit sales for its Avise SM product line. The Company did not disclose these specific quantitative targets because after considering the details of its bonus plan, and the facts and circumstances underlying such determinations for 2009, the Company believed that disclosure of any of the specific targets was not material to an investor’s understanding of its compensation policies and decisions regarding the named executive officers for 2009 and that, even if any specific targets were considered material, disclosure of such targets would cause the Company competitive harm.
Materiality. In determining the materiality to investors of each of the specific targets, the Company notes that the actual specific goals would not be useful to investors for the following reasons.
Savella: The information that is useful to the Company’s investors with respect to Savella® sales is the yearly projections that are made by the Company’s corporate marketing partner, Forest Laboratories, Inc., or Forest Laboratories, on their fiscal year basis. Since Forest Laboratories, and not the Company, is responsible for providing the vast majority of the Savella® sales calls to physicians (in 2009 Forest Laboratories had 1,400 sales representatives promoting Savella®, versus 100 for the Company) and for providing all of the other promotional initiatives, it is the Forest Laboratories sales projections that guide the Company’s investors in determining the Company’s potential revenue under its license and collaboration with Forest Laboratories.
Avise: The amount of revenue the Company booked as of September 30, 2009 for its Avise SM product line equaled $133,485, which represented 0.7% of the Company’s total revenue. Therefore, the Company believes that any metrics related to the Company’s Avise SM product line in general are immaterial to the Company’s overall business. The Company also believes that the existing disclosure in the 2009 Compensation Discussion and Analysis section of the Company’s proxy statement (the “CD&A”) provides investors with an understanding of the Company’s compensation policies and decisions with respect to the corporate goals and the
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Mr. Jim B. Rosenberg
March 5, 2010
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bonus attributed to the corporate goals without the need to disclose the specific quantitative targets.
Further, the following is a more detailed explanation of why the Company believes that the Company’s disclosure of any of the specific goals would be competitively harmful to the Company.
Competitive Harm. Pursuant to Instruction 4 to Item 402(b) of Regulation S-K, a registrant is not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the Compensation Committee or the Board of Directors, the disclosure of which would result in competitive harm for the registrant. Instruction 4 indicates that the standard to be used in determining whether disclosure would cause competitive harm for the registrant is the same standard that would apply when a registrant requests confidential treatment of confidential trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 and Exchange Act Rule 24b-2, which incorporates the criteria for non-disclosure when relying upon Exemption 4 of the Freedom of Information Act and Rule 80(b)(4) thereunder (17 C.F.R. §200.80(b)(4)). 17 C.F.R. §200.80(b)(4) provides that “the Commission will generally not publish or make available to any person matters that . . . (4) Disclose trade secrets and commercial or financial information obtained from a person and privileged or confidential.” 17 C.F.R. §200.80(b)(4) implements the similar FOIA exception of 5. U.S.C. §552(b)(4). Both the courts and the Commission have relied upon interpretations of 5. U.S.C. §552(b)(4) to interpret §200.80(b)(4), collectively referred to herein as “exemption 4.”
In order to be considered a proper subject for confidential treatment under exemption 4, the confidential information must be (i) commercial or financial, (ii) obtained from a person outside of the government and (iii) “confidential,” as defined in Gulf & Western.1 The Company believes that disclosure of the specific quantitative targets satisfies the three requirements and that it is appropriate for the Company to not disclose such information because it would result in competitive harm to the Company based upon the standards set forth in exemption 4.
Target number of Savella sales details
As discussed in the Original Response Letter, the Company co-promotes Savella® for fibromyalgia syndrome with Forest Laboratories. By way of background, the Company licensed Savella® from Pierre Fabre, engaged in additional development on Savella®, and then licensed Savella® to Forest Laboratories. Further, the Company retained the right to promote Savella® with Forest Laboratories. In January 2009, the Company received approval from the U.S. Food and Drug Administration to market Savella® for the management of fibromyalgia syndrome and the Company exercised its co-promotion rights. At the beginning of May 2009, the Company began detailing Savella® to rheumatologists, pain centers, and physical medicine and rehabilitation specialists in the U.S. In connection with detailing Savella® to physicians, the Company is reimbursed by Forest Laboratories for the Savella® sales calls that it makes based

[1]	See, e.g., Gulf & Western Indus v. United States, 615 F. 2d 527, 529 (D. C. Cir. 1979).
4401 EASTGATE MALL, SAN DIEGO, CA 92121 T: (858) 550-6000 F: (858) 550-6420 WWW.COOLEY.COM

Mr. Jim B. Rosenberg
March 5, 2010
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on Forest Laboratories’ cost to conduct such sales calls. The effective cost to Forest Laboratories for its sales calls is proprietary to Forest Laboratories and the Company is contractually prohibited from disclosing such amount. Because the Company is reimbursed by Forest Laboratories based on the number of sales details it delivers, one of the components of the Company’s bonus plan was fashioned in such a way to achieve maximum reimbursement on its sales calls from Forest Laboratories. Specifically, the Company set a portion of the executives’ bonuses contingent on the Company’s sales force delivering the specified number of target details for Savella® consistent with the confidential Savella® brand plan developed by Forest Laboratories. Therefore, in addition to the Company’s contractual obligation with Forest Laboratories to keep such information confidential (because disclosure of the target number of details in the Company’s bonus plan would allow someone to calculate the effective cost to Forest Laboratories of its sales calls), the Company believes that disclosure of such information would allow the Company’s competitors to gauge the magnitude of the promotional effort behind Savella®. The Company’s sales force represents 100 of the 1,500 total representatives promoting Savella®, so by knowing the number of details the Company is tasked with providing, the Company believes that a competitor could calculate the total number of sales details being delivered for Savella®.
Target Number for Savella Prescriptions / Sales
Because Forest Laboratories is the main promoter of Savella® and conducts the majority of the physician details, Forest Laboratories provides public guidance regarding the projected sales of Savella® on its fiscal yearly basis. This public guidance is not consistent with the internal goals the Company set for its executive management team, since these goals are meant to motivate the team to achieve their maximum, and therefore the product’s maximum, potential. Specifically, the Savella® sales bonus objective the Company set is higher than the public guidance for the same period. Therefore, to disclose this objective would signal the investment community that such goals constitute guidance, which is not the case. As indicated above, because Forest Laboratories is the main promoter of Savella® and conducts the majority of the physician details, Forest Laboratories provides public guidance regarding the projected sales of Savella® on its fiscal yearly basis and the Company is not permitted to do so. Further, in order to disclose specific information about this goal, the Company would need to disclose its royalty rate, which the Company used as a proxy for sales of Savella®. With respect to the specific royalty rate that the Company receives from Forest Laboratories, in a letter to the Commission dated March 29, 2004, the Company requested confidential treatment for the specific royalty rate contained in the License and Collaboration Agreement between Forest Laboratories and the Company dated January 9, 2004, and was granted such request. Attached as Exhibit A is an excerpt from pages 5 and 6 of such letter requesting confidential information in case the specific request is useful to the Staff.
Target Diagnostic Unit Sales for Avise Product Line
With respect to unit sales goals for the Company’s Avise SM products, the goals that the Company set to motivate its employees are also confidential to the Company. At the time when the Company set the goals for purposes of its 2009 Bonus Plan, the diagnostic and drug monitoring products had been launched for about six months and the Company had no accurate
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Mr. Jim B. Rosenberg
March 5, 2010
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way to predict unit sales. The Company conducted its own market research in this new market and the Company’s internally prepared forecasts were based upon a combination of market resources and research, which was then compiled by the Company to achieve a proprietary market forecast. With no history of sales on its Avise SM product line, all of the Company’s forecasts and anticipated revenue was based on market data and assumptions that were created by the Company and considered proprietary to the Company. Given the lack of historical data upon which to base projections, the forecast is preliminary and as a result the Company has not provided any public Avise SM product sales guidance. Further, the Company also required as part of the goal that the Company actually book a certain percentage of the anticipated sales as revenue. The Company’s assumptions around collections are extremely preliminary and in fact, in the absence of historical collections data to substantiate its projections regarding the percentage of sales that will actually be collected as revenue, to this day the Company continues to record revenues for its Avise SM products on a cash basis rather than an accrual basis. In addition, such forecasting information was, and is, proprietary to the Company but would not add to an investor’s understanding of the Company’s business or financial condition. Instead, the Company believes that an investor would gain more insight into the Company’s business by reviewing the actual revenue achieved on the Avise SM products, as opposed to projections used as motivational objectives in a bonus plan that an investor could misinterpret as guidance and thereby overstate the potential of the Avise SM product line. Further, by providing the investor with the general information that a portion of the named executive officers’ bonuses are based upon Avise sales, the Company believes that an investor is able to understand the Company’s general corporate focus.
General
The Company notes that the analysis set forth above with respect to disclosure of specific quantitative targets is based solely on the targets used for its 2009 Bonus Plan and corporate goals and facts and circumstances of the Company’s 2009 bonus determinations. The Company confirms that, in connection with the preparation of the CD&A section of its proxy statements in the future, the Company will continue to evaluate whether any specific quantitative targets are material as part of preparing the disclosure regarding its corporate goals. The Company agrees to disclose any specific information that it determines is material or, pursuant to Instruction 4 to Item 402(b) of Regulation S-K, in those cases in which the Company determines that disclosure of material targets would result in competitive harm, the Company agrees to instead discuss the goals in more general terms but with as much specificity as possible to assist investors in understanding the Company’s compensation practices. Further, in such cases the Company agrees to discuss how difficult it will be for the executive or how likely it will be for the Company to achieve the undisclosed target level and other factors.
Form 10-Q for the quarter ended June 30, 2009
Note 5 — Revenue Recognition, page 8
3.	Refer to your response to prior comment six. Please disclose why you believe that recognizing the milestone received related to the NDA approval over the remaining terms of the collaboration agreement is appropriate. Your disclosure should address
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Mr. Jim B. Rosenberg
March 5, 2010
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the factors considered in concluding that the milestone was not fully earned at the time it was received.
Response:
The Company’s policy is that milestone payments are recognized at date of achievement if the milestone is non-refundable, substantive in nature, the achievement is not reasonably assured at the inception of the agreement and level of funding before and after the milestone is consistent. Milestones are not considered substantive if any portion of the associated milestone payment relates to the remaining deliverables in the unit of accounting.
The Company considered the research and development milestones for i) completion of phase III clinical trials, ii) filing of the NDA and iii) acceptance of the NDA filing by the FDA, as earned under the milestone-based method for purposes of revenue recognition at the time the milestones were achieved and consistent with the milestone revenue recognition policy stated above. However, the Company did not consider the milestone related to NDA approval to meet the definition of a substantive milestone. The Company made the judgment that the NDA approval milestone was not substantive because a portion of the consideration earned by the achievement of the NDA approval milestone was subject to refund due to the transfer price obligation under the Purchase and Supply Agreement that was entered into concurrently with the Collaboration Agreement. The transfer price obligation provides that the Company will pay to Forest Laboratories a portion of Forest Laboratories’ cost of bulk API (“active pharmaceutical ingredient”) used for samples that are provided by sales representatives to physicians throughout the initial term of the supply agreement, which continues for a period of 10 years from the date of first commercial sale of the product.
At the inception of the collaboration, the transfer price obligation was considered contingent until such time that the drug was approved for sale in the U.S. because at that time there was substantial research and development to be performed and substantial risks that the completion of these activities would not result in an approved commercially viable product. The Company’s obligation to reimburse Forest Laboratories a portion of the transfer price for samples would only exist when and if a product has been approved by the FDA. Thus, the obligation would be considered contingent. However, upon the receipt of the NDA approval, the sample obligation becomes probable.
This supply agreement can be extended if mutually agreed to by both the Company and Pierre Fabre. Therefore, the Company is estimating this obligation to reimburse Forest Laboratories for a portion of the samples will extend over the remaining patent life of 13 years as it is the Company’s determination that there is sufficient economic disincentive to changing API manufacturers three years from patent expiration. The costs for API to be incurred by the Company are estimated to be approximately $10.5 million over the remaining life of the patent or 42% of the milestone of $25 million.
In addition to the transfer price obligation described above, the Company exercised its co-promotion right at the time of the NDA filing and as a result the Company agreed to perform certain sales duties, which became an obligation as a result of the approval of the NDA, and includes a penalty clause for non performance. The co-promotion penalty provision provides that to the extent that any shortfall of sales in a specified year is attributable solely to the failure by the Company’s sales force to make its proportional share of detailing calls with respect to Savella® in the applicable year, the Company is obligated to pay its proportional share (shared with Forest Laboratories) of any payment due to Pierre Fabre from Forest Laboratories for the applicable API that would otherwise have been purchased. The Company believes that it will continue to co-promote over the commercial term of the Collaboration Agreement which extends over the remaining patent life (i.e. 13 years).
The Company’s view is that because of the above transfer price obligation for sampling and also in consideration of the penalty provisions resulting from the Company’s decision to co-promote, that the NDA approval milestone would not be considered substantive and the consideration is inseparable from the on-going obligations. The Company also notes that it believes that it would not be appropriate to bifurcate the milestone payment into substantive and non-substantive components. Therefore, the Company is recognizing the NDA milestone ratably into revenue over the period of 13 years from the date the milestone was achieved. The Company will continue to challenge the period of time that they expect to be satisfying these obligations and if in the future there are changes in facts and circumstances, the Company will reconsider the period of time that revenue is being recognized and may adjust the period accordingly.
The Company will include the following disclosure in the notes to the 2009 financial statements:

1.	THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES
Revenue Recognition
Consideration received for research and development milestones will be recognized at date of achievement if the milestone is non-refundable, substantive in nature, and the achievement was not reasonably assured at the inception of the agreement. Milestone payments are not considered substantive if any portion of the associated milestone payment is determined to not relate solely to past performance or if a portion of the consideration earned from achieving the milestone may be refunded.
* * *
The Company further acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact me at (858) 550-6045 with any questions or further comments regarding the Company’s responses to the Staff’s comments.
Sincerely,
/s/ Matthew T. Browne, Esq.
Matthew T. Browne, Esq.

cc:	Jay D. Kranzler, CEO, Cypress Bioscience, Inc.
Sabrina Martucci Johnson, EVP, COO and CFO, Cypress Bioscience, Inc.
Peter Posel, Controller, Cypress Bioscience, Inc.
Cypress Bioscience, Inc. Audit Committee
Cypress Bioscience, Inc. Compensation Committee
Jodi Hernandez, Ernst & Young LLP
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EXHIBIT A
Excerpt from pages 5-6 of Letter dated March 29, 2004
to the SEC Requesting Confidential Treatment for Royalty Rates
“In the pharmaceutical and biotechnology industries, detailed information relating to the definition and description of financial terms such as royalty rates and royalty payments are subject to substantial negotiation and vary from one agreement to another. Public disclosure of such information can provide the Company’s current and potential competitors and licensors with valuable insight into the Company’s key business strategies. For example, the royalty payments due to Pierre Fabre from the Company and due to the Company from Pierre Fabre under the License Agreement and to the Company and Pierre Fabre under the Collaboration Agreement, as well as adjustments to such royalty payments, were the subject of substantial negotiations. Competitors may find provisions relating to royalty rates and royalty payments particularly valuable in estimating the profit margins of the Company’s potential products, allowing such competitors to establish prices for current and potential competing products that diminish the Company’s ability to obtain market share relative to their own, to the detriment of the Company and its stockholders. In addition, current and future licensors could use such information to demand that the Company accept unfavorable royalty rates and other royalty-related terms in negotiations to extend existing agreements with the Company or to require that the Company enter into new agreements on terms undesirable to the Company on the basis that the Company has previously agreed to such less favorable terms under different circumstances. These provisions have therefore been redacted from the Agreements.
While the calculation of royalty rates and related provisions in the Agreements can provide a wealth of information to the Company’s competitors and its current and future licensors, the disclosure of such terms would not materially enhance investors’ understanding of the Company’s business and financial condition. The calculations related to royalties set forth in the Agreements discussed herein are based on the future net sales of products under development. Neither the Company nor investors can accurately predict the actual net sales for products, or whether and when a competitor might enter the market with a similar product that impairs the Company’s or its licensors’ abilities to market a product that has been successfully developed at tremendous expense. As a result, investors would gain more accessible, useful and material information from reviewing the Form 10-K and the Company’s other periodic filings with the Commission, which discusses the actual financial condition of the Company and its business strategy, than they would from estimating the value of the Company by reviewing the detailed royalty rate and related provisions discussed herein.”